

Mail Stop 6010

October 28, 2008

<u>VIA U.S. MAIL and FACSIMILE (812) 377-4453</u>

Patrick J. Ward
Chief Financial Officer
Cummins, Inc.
500 Jackson Street, Box 3005
Columbus, Indiana 47202-3005

      RE: Cummins, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2007
              Filed February 26, 2008
              File No. 001-04949

Dear Mr. Ward:

      We have reviewed your filing and have the following comments. We have limited our review of your filing to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Financial Statements, page 71

Consolidated Statements of Earnings, page 72

1.   We note that you present 'Investee equity, royalty and other income' as part of
        your operating earnings. Please tell us how you considered Rule 5-03 (13) and
        Rule 4-01(a) in determining your inclusion of equity earnings of investees within
        operating earnings. Discuss the extent to which each of your significant equity
        investees is operationally integral to your operations.

Consolidated Statements of Cash Flows, page 74

2.   You present 'Investment in marketable securities – acquisitions' and 'Investments
        in marketable securities – liquidations.' Please tell us how this presentation
        considers the guidance in paragraph 18 of SFAS 115. Tell us whether the
        liquidations represent sales and/or maturities.

Note 1. Summary of Significant Accounting Policies, page 76

3.   With respect to the revenue recognition policies on page 77, please tell us and
        disclose in future filings the significant terms of the return rights, allowances and
        sales incentives you provide to customers and the methods used to determine the
        amount of those obligations in each period. Describe significant assumptions,
        material changes and reasonably likely uncertainties. Further, please tell us and
        disclose in future filings the conditions of acceptance.

4.   We note that "[t]o the extent of [y]our ownership percentage, margins on sales to
        distributors accounted for under the equity method are deferred until the
        distributor sells the product to unrelated parties." Please tell us how you record
        the deferral of the margin and whether the deferral is just the net margin or the
        gross amounts and why. Discuss how you considered paragraph 19(a) of APB 18.

Note 13. Commitments and Contingencies, page 102

5.   We note that you are defendants in a number of pending legal actions and that you
        have been identified as a potentially responsible party at several waste disposal
        sites. While you note that you have accruals related to some these matters, we
        note no discussion of the nature of the matters or the amount of the accruals for
        them. Please tell us how you considered SFAS 5, SOP 96-1 and SAB Topic 5:Y
        in determining your disclosure related to these matters. Further, please tell us
        how you considered the disclosures that may be necessary outside the financial
        statements as discussed in Question 3 of SAB Topic 5:Y. Further, please note
        that under Item 10-01(a)(5) where material contingencies exist, you should
        provide disclosure of such matters even when no significant changes have
        occurred from year end.

6.   Please tell us how you considered FIN 45 with respect to the accounting and
        disclosure for your U.S. distributor guarantees.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

    ·   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

    ·   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

    ·   the company may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of the
        United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3604 if you have questions. In this regard, please do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

Kate Tillan
Assistant Chief Accountant